UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

AMENDMENT No. 2

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Check Point Software Technologies Ltd.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Ordinary Shares, Nominal Value NIS 0.01 Per Share (Title of Class of Securities) 94-3229135 (CUSIP Number of Class of Securities) (Underlying Ordinary Shares)

John Slavitt, Esq.
General Counsel
Check Point Software Technologies, Inc.
800 Bridge Parkway
Redwood City, California 94065
Tel: (650) 628-2110
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to: Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 Tel: (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$19,297,110	$2,064.79

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s ordinary shares that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have an aggregate value of $19,297,110 as of September 12, 2006, calculated based on a modified Black-Scholes option pricing model. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on September 18, 2006.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable.

Filing Party: Not Applicable.

Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Check Point Software Technologies Ltd. (“Check Point” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 18, 2006, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) to the Initial Schedule TO filed with the SEC on September 18, 2006 (the Initial Schedule TO, Amendment No. 1 and this Amendment No. 2 collectively shall be referred to as the “Schedule TO”). The Schedule TO relates to an offer (the “Offer”) by Check Point to exchange certain outstanding options for restricted stock units as set forth under the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 18, 2006 (the “Offer to Exchange”).

This Amendment No. 2 is being filed pursuant to Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 2 reflects amendments that were made to the Schedule TO, and to pages 3, 5, 6, 9, 10, 35, 41, 44, 53 and 55 of the Offer to Exchange, attached to the Schedule TO as Exhibit (a)(1)(A).

The definition of “Option Cap” in Question and Answer 1 on page 3 of the Offer to Exchange has been amended and restated in its entirety to read as follows:

“‘Option Cap’ refers to 410,115, which is 10% of the total number of options eligible for exchange in this offer. No single person may exchange options in this offer in excess of this Option Cap.”

The answer to Question and Answer 4 on page 5 of the Offer to Exchange has been amended and restated to read in its entirety as follows:

“A4.	You may participate in this offer if you are an employee of Check Point at the time of this offer and you remain an employee of Check Point or a successor entity through the restricted stock unit grant date. However, the members of our board of directors and employees located in China and Denmark may not participate. We have only one executive officer who is not a member of our board of directors. This executive officer (our Executive Vice President and Chief Financial Officer), is eligible to participate in this offer, if he remains an employee of Check Point or a successor entity through the restricted stock unit grant date. This executive officer holds 600,000 eligible options, which represents approximately 13.6% of the total number of eligible options. If this executive officer elects to exchange all of his eligible options, subject to the limitations imposed by the Option Cap, he will receive a total of 79,007 restricted stock units, which represents approximately 7.9% of the total number of restricted stock units we will grant under this offer if all eligible options are exchanged. All of our directors and executive officers are listed on Schedule A to this Offer to Exchange. (See Section 1)”

The following paragraph has been added to the answer to Question and Answer 7 on page 6 of the Offer to Exchange as follows:

“In addition, if you hold an option that expires after the commencement of, but before the cancellation of options under, this offer, that particular option is not eligible for exchange. As a result, if you hold options that expire before the currently scheduled cancellation date or, if we extend the offer such that the cancellation date is a later date and you hold options that expire before the rescheduled cancellation date, those options will not be eligible for exchange and such options will continue to be governed by their original terms. (See Section 15)”

Question and Answer 13 of the Offer to Exchange has been moved and is now Question and Answer 16 on page 9 of the Offer to Exchange (with the numbering of the intervening Questions and Answers updated as appropriate). The question under Question and Answer 16 has been amended to read as follows (the answer to this question has not changed):

“Q16.	Do I need to exercise my restricted stock units in order to receive shares?”

The following paragraph has been added to the answer to Question and Answer 19 on page 10 of the Offer to Exchange as follows:

“As of the grant date and until your restricted stock units vest and you are issued shares in payment for the vested restricted stock units, you will not have any of the rights or privileges of a shareholder of Check Point. Once you have been issued the shares, you will have all of the rights and privileges of a shareholder with respect to those shares, including the right to vote and to receive dividends.”

The first paragraph of Section 1 (Eligibility) on page 35 of the Offer to Exchange has been amended and restated to read in its entirety as follows:

“You are an “eligible employee” if you are an employee of Check Point, other than an employee located in China or Denmark, and you remain employed by Check Point or a successor entity through the date on which the exchanged options are cancelled. However, none of the members of our board of directors are eligible to participate in the offer. We have only one executive officer who is not a member of our board of directors. This executive officer (our Executive Vice President and Chief Financial Officer), is eligible to participate in this offer, if he remains an employee of Check Point or a successor entity through the restricted stock unit grant date. This executive officer holds 600,000 eligible options, which represents approximately 13.6% of the total number of eligible options. If this executive officer elects to exchange all of his eligible options, subject to the limitations imposed by the Option Cap, he will receive a total of 79,007 restricted stock units, which represents approximately 7.9% of the total number of restricted stock units we will grant under this offer if all eligible options are exchanged. All of our directors and executive officers are listed on Schedule A to this Offer to Exchange.”

The penultimate sentence of the first paragraph of Section 2 (Number of options; expiration date) on page 35 of the Offer to Exchange has been amended to reflect that the Option Cap is 410,115 options to purchase shares.

The first sub-bullet point under Section 7 (Conditions of the offer) on page 41 of the Offer to Exchange has been amended and restated to read in its entirety as follows:

—	There shall have been threatened in writing or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;

The final paragraph under the subheading “Consideration” in Section 9 (Source and amount of consideration; terms of restricted stock units) on page 44 of the Offer to Exchange has been amended and restated in its entirety to read as follows:

“If we receive and accept tenders from eligible employees of all options eligible to be tendered, a total of options to purchase 4,101,149 shares, subject to the terms and conditions of this offer, we will grant 1,005,950 restricted stock units.”

The first paragraph under the subheading “Material U.S. federal income tax consequences” in Section 14 (Material income tax consequences) on page 53 of the Offer to Exchange has been amended to add the following after the third sentence:

“Further, it is possible that the Internal Revenue Service could assert tax positions that differ from those described below.”

The second paragraph under the subheading “Material U.S. federal income tax consequences” in Section 14 (Material income tax consequences) on page 53 of the Offer to Exchange has been amended to add the following to the end of the paragraph:

“Further, it is possible that the Internal Revenue Service could assert tax positions that differ from those described below.”

The first paragraph under the subheading “Israeli tax consequences” in Section 14 (Material income tax consequences) on page 55 of the Offer to Exchange has been amended to add the following after the third sentence:

“Further, it is possible that the Israeli Tax Authorities could assert tax positions that differ from those described below.”

Item 12.	Exhibits.

Exhibit (a)(1)(A) in Item 12 of the Schedule TO is replaced and superseded by the following exhibit:

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 18, 2006.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President and Chief Financial Officer

Date: October 5, 2006

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 18, 2006

(a)(1)(B)	Letter to all eligible employees from Eyal Desheh, dated September 18, 2006**

(a)(1)(C)	Election form*

(a)(1)(D)	Withdrawal form*

(a)(1)(E)	Form of addendum*

(a)(1)(F)	Form of acknowledgment of receipt of documents relating to the offer*

(a)(1)(G)	Form of reminder e-mails*

(a)(1)(H)	Form of restricted stock unit agreement with notice of grant under the 2005 United States Equity Incentive Plan*

(a)(1)(I)	Form of restricted stock unit agreement with notice of grant under the 2005 Israel Equity Incentive Plan*

(a)(1)(J)	Form of restricted stock unit agreement with notice of grant under the 2005 RoW Master Equity Incentive Plan*

(b)	Not applicable

(d)(1)	2005 United States Equity Incentive Plan (incorporated by reference to Exhibit 4.8 from Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

(d)(2)	2005 Israel Equity Incentive Plan (incorporated by reference to Exhibit 4.7 from Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

(d)(3)	2005 RoW Master Equity Incentive Plan (a sub-plan of the 2005 Israel Equity Incentive Plan)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 18, 2006.

**	Previously filed as an exhibit to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 18, 2006.